Mail Stop 6010

April 28, 2009

Mr. Vikas Sinha
Senior Vice President and Chief Financial Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, Connecticut 06410

> **Re: Alexion Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form DEF 14A**
> **Filed April 4, 2008**
> **File No. 000-27756**

Dear Mr. Sinha:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director